
July 24, 2023

Adi Zuloff-Shani, Ph.D.
Chief Executive Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

      Re: Clearmind Medicine Inc.
          Registration Statement on Form F-1
          Filed July 17, 2023
          File No. 333-273293

Dear Adi Zuloff-Shani:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: David A. Huberman